COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 5/1/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the appl[redacted] violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIC

15020298

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

2015 MAY -4 PM 2:43
SEC / ...
RECEIVED

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 1, 2015

By: *[signature]*
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 30th day of April, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

Exhibit C is hereby amended as set forth below.

Exhibit C

A. Miami International Holdings, Inc.

9. *Name and title of present officers, governors, Members of standing committees and persons performing similar functions*:

Officers of Miami International Holdings, Inc. [Updated]

The following are currently the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Edward Deitzel	Senior Vice President – Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations

The officers of Miami International Holdings, Inc. will serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. will serve at the direction of the Board of Directors.

Exhibit F

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below. [Updated forms attached]

1. Member Firm Application Checklist

2. Pre-Application Information Survey

3. Member Application

4. Market Maker Member Guarantee **[Previously known as Clearing Member Agreement and Updated]**

5. Give-Up Agreement **[Updated]**

6. User Agreement

7. Sponsored Access Agreement

8. Statutory Disqualification Notice

9. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Firm Applicant

10. Attestation, Consent to Jurisdiction and Authorization of Approved Person Membership – Individual Applicant

11. Exchange Data Agreement

12. Market Data Policies

13. MIAX Data Feed Affiliated Companies List – Schedule A

14. MIAX Data Feed Request – Schedule B

15. MIAX Data Feed Service Facilitator List – Schedule C

16. Market Data Subscriber Agreement – Schedule D

17. Service Bureau Agreement

18. Amendment to Member Application

19. Extranet Services Agreement

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Market Maker Member Guarantee

Name of Clearing Member _______________ OCC# Acronym _______________

Name of Member _______________

In accordance with Miami International Securities Exchange, LLC ("MIAX") Rules 209 and 608, the undersigned Clearing Member has issued a Letter of Guarantee for the above Member, a copy of which has been delivered to MIAX. The Letter of Guarantee provides that the Clearing Member guarantees and assumes financial responsibility for all transactions on MIAX resulting from orders, bids, offers and other messages that are transmitted by the Member through the above-listed acronym.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX even if orders, bids, offers or other messages transmitted to MIAX through the foregoing acronym (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Market Maker Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Clearing Member _______________ Title _______________

Signature of Authorized Signatory of Clearing Member _______________ Date _______________

5

MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Clearing Member Give-Up Authorization and Guarantee

____________________________ ____________________________
Name of Clearing Member M(IAX).P.I.D.

____
Name of Member

In accordance with Miami International Securities Exchange, LLC ("MIAX") Rules 209, the undersigned Clearing Member authorizes the above MIAX Member to give up Clearing Member's OCC# Acronym listed above on MIAX and Clearing Member advises MIAX that it guarantees and assumes financial responsibility for all transactions on MIAX resulting from orders, bids, offers and other messages that are transmitted to MIAX by such MIAX Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on MIAX even if orders, bids, offers or other messages transmitted to MIAX by the Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

____________________________ ________________________
Name of Authorized Signatory of Clearing Member Title

____________________________ ________________________
Signature of Authorized Signatory of Clearing Member Date

____________________________ ________________________
Name of Authorized Signatory of Member Title

____________________________ ________________________
Signature of Authorized Signatory of Member Date

Exhibit J

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management
Harish Jayabalan	Vice President – Chief Risk Officer

Name	Title
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are directors and Board observers of the Exchange as of April 24, 2015: **[Updated]**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC

Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/ Member Representative Director	Class I – 2017	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John A. Kinahan	Industry/Member Representative Director	Class II – 2018	Chief Executive Officer – Group One Trading LP
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC

Name	**Classification**	**Term of Office**	**Type of Business**
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer

Observer:

Name	**Classification**	**Term of Office**	**Type of Business**
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Juneman	Industry	So long as qualified under Equity Rights Program	Management Director – Citadel Securities LLC

From: (609) 897-8174
Barbara J. Comly, Esq.
Miami International Holdings, Inc.
7 Roszel Road, 5th Fl

Princeton, NJ 08540

Origin ID: PRIA

FedEx Express

E

J151215022303uv

Ship Date: 30APR15
ActWgt: 0.5 LB
CAD: 104672866/INET3610

Delivery Address Bar Code

SHIP TO: (609) 897-8174 BILL SENDER

Chris Grobbel
Securities & Exchange Commission
Div of Trading & Markets
100 F Street NE
WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #

FRI - 01 MAY 10:30A
PRIORITY OVERNIGHT

TRK# 0201 **7735 0232 9340**

EP YKNA

20549
DC-US
IAD

537J1/25E2/EE4B

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

100189994018000205490077350232
9340
5/4/2015 9:44:46 AM

After printing this label:
1. Use the 'Print' button on this pa[...]
2. Fold the printed page along the [...]
3. Place label in shipping pouch a[...] and scanned.

/templates/components/dotcom_la[...]
Use of this system constitutes you[...]lable on fedex.com.FedEx will not be responsible for any claim in ex[...]ery,misdelivery,or misinformation, unless you declare a higher value[...]nitations found in the current FedEx Service Guide apply. Your [...]e, loss of sales, income interest, profit, attorney's fees, costs, and [...]ited to the greater of $100 or the authorized declared value. Recov[...] value is $1,000, e.g. jewelry, precious metals, negotiable instru[...]within strict time limits, see current FedEx Service Guide.